COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
CNPJ/MF 47.508.411/0001-56

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD
ON JUNE 22, 2005

The members of the Board of Directors of Companhia Brasileira de Distribuição convened on the 22nd of June, 2005, at 2:00 pm, in the company’s headquarters, located at 3142, Brigadeiro Luiz Antonio, in the city and state of São Paulo. The meeting was chaired by Abilio dos Santos Diniz, Chairman of the Board of Directors, who invited me, Marise Rieger Salzano, to be his secretary. The meeting started with the reading of the agenda, whose content is the following: (i) discussion and voting on the change of the name of the current Supervising Committee to Audit Committee; (ii) discussion and voting on the bylaws’ amendment and its consequent consolidation. After the reading the Chairman initiated a discussion about the agenda items, which were unanimously approved as follows: (i) the change of the name of the current Supervising Committee to Audit Committee and (ii) amendment and consequent consolidation of the text of the Audit Committee Provisions that takes effect with the new wording found in the Annex I to these minutes. Since there were no other issues to be discussed the meeting was finished, these minutes were read, agreed upon, approved and signed by the participants. São Paulo, 22 June, 2005.

Signatures: Valentim dos Santos Diniz, Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Augusto Marques da Cruz Filho, Fernão Carlos Botelho Bracher, José Roberto Mendonça de Barros, Roberto Teixeira da Costa, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Luiz Carlos Bresser Pereira, Mailson Ferreira da Nóbrega.

Faithful Copy of the Original

Marise Rieger Salzano
Secretária

Maria Lúcia de Araújo
OAB/SP-189.868

Annex 1

AUDIT COMMITTEE PROVISIONS

CHAPTER I

OBJECTIVES

Article 1 — The Audit Committee (“Committee”) aims at assisting the Board of Directors with the supervision of: (i) the quality and integrity of financial reports; (ii) fulfillment of the legal and regulatory requirements by CBD; (iii) the qualification and independence of Independent Auditors; (iv) the performance of CBD’s internal audit and internal control activities, as well as their Independent Auditors’.

CHAPTER II

DUTIES AND RESPONSIBILITIES

Article 2 — The Committee has the following duties and responsibilities:

A.	Quality and integrity of financial reports

1.	discuss intercalary and annual financial statements with the Management and with Independent Auditors, including information to be published in the Management report;

2.	periodically revise CBD's disclosure policy with the Management and the Disclosure Committee;

3.	discuss with Independent Auditors:

a)	accounting policies and practices to be adopted by CBD in the production of its financial reports;

b)	the alternative treatments for financial information discussed with the Management, the possible consequences of adopting them and the treatments which are effectively recommended by Independent Auditors;

c)	any difficulties faced by Independent Auditors in the course of the audit, such as limitations in the work's scope or in the access to information, as well as revision of points where they disagree with the Management in relation to financial reports; and,

d)	other relevant communication between Independent Auditors and the Management

4.	analyze trends and changes pertaining accounting policies, presentation of financial statements and disclosure of CBD's financial information with the Management, and with any specialized professionals, if deemed necessary; and

5.	hold periodical meetings with the Management, internal auditors and Independent Auditors separately in order to identify relevant issues that might have an impact on the financial statements.

B.	Compliance with legal and regulatory requirements

1.	revise any legal issues or any notices or inquiries from governmental or regulatory agencies that may have a relevant impact on CBD's financial statements with the Management or any internal or external lawyer, if deemed necessary by the Committee;

2.	establish procedures for receiving, filing and treating complaints related to accounting, internal controls or audit issues, including procedures for anonymous or confidential reporting by the staff of concerns related to questionable accounting and audit issues;

3.	obtain the Management's, the internal auditors' and the Independent Auditors' reports related to the fulfillment of legal ad regulatory requirements; and

C.	Independent Auditors' Qualifications and Independence

1.	recommend to the Board of Directors the hiring, dismissal and remuneration of Independent Auditors, who will be supervised by and report directly to the Committee;

2.	establish previous approval policies and procedures for the services to be provided by Independent Auditors and approve these services. The Committee should discuss with the Independent Auditors' responsible partner whether any member of the audit team receives or has received any elective compensation from the Independent Auditor due to the provision of services which are not related to auditing;

3.	establish policies for hiring the Independent Auditor's employees and former employees;

4.	get hold of and revise with the Independent Auditor's responsible partner, at least on an annual basis, an oral or written report describing:

a)	internal procedures for service quality control

b)	the need for the rotation of the partner responsible for the independent audit, with the respective clarification;

c)	relevant issues raised in the internal quality control review, Independent Auditor's peer review, or any other queries, reviews or investigations carried out by governmental or professional authorities, or other regulatory bodies related to audits carried out by the Independent Auditor, as well as measures taken pertaining such issues; and

d)	the Independent Auditors' professional and commercial relationships to assess their independence and qualification, including the review of the services hired by CBD; and

5.	review the experience, qualification and performance of the Independent Auditors' senior members.

D.	Internal Audit Performance

1.	revise the scope and the planning for the audit proposed for the current year with the internal auditors, the Management and Independent Auditors in separate meetings. The committee should also discuss the organization, responsibility, plans and results to be used in CBD's internal audit;

2.	to judge the indication, substitution, reallocation or dismissal of CBD's main internal auditor

3.	revise with the Management CBD's internal auditors and Independent Auditors, the quality, suitability and effectiveness of internal controls and any relevant deficiency or material weaknesses of these controls.

E.	Other activities

1.	discuss the policies and procedures related to the assessment and management of financial risks with the Management;

2.	review and analyze, on an annual basis, the suitability of these Provisions and recommend possible changes for the Board of Director's approval; and

3.	carry out a performance self-assessment every year

Paragraph I - The Committee may hire lawyers, consultants or external assessors to help it undertake its duties, and also establish their remuneration, within reasonable parameters. In order for this to happen, the Company should make the necessary resources available to the Committee, along with other reasonable resources that may be necessary for the Committee's operation.

Paragraph II - The aforementioned list of duties is not exhaustive and, therefore, the Committee may undertake other activities related to the fulfillment of its role. The Committee may delegate authority and duties to sub-committees or members of the Committee, if deemed necessary. The Committee should have complete and non-restrict access to CBD's books, files, workplace and staff.

Paragraph III - The members of the Audit Committee should disclose the accounts of their activities to the Board of Directors at least once a year or whenever requested by any member of the Committee members.

Paragraph IV - Without hindering the Audit Committee's scope described in this Article 2, the Committee should see to the fulfillment of its attributions established in the Sarbanes Oxley Law, in the United States of America and in the applicable Brazilian legislation.

CHAPTER III

MEMBERSHIP

Article 3 — The Committee will be installed by the Board of Directors and will be composed of at least 3 (three) and in the maximum 5 (five) members, elected and liable to discharge by the Board of Directors.

Paragraph I - The members of the Committee shall have a three-year term and be eligible for re-election. Their term may also be extended until the investiture of their respective successors.

Paragraph II - The Committee shall have a Chairperson and a Vice-President elected by the Board of Directors.

Article 4 — The Committee members should be elected within the current advisors.

Paragraph I - The end of the term or resignation of advisors as members of the Board of Directors, as well as the failure to comply with the requisites mentioned in the paragraph II below, automatically entails the end of the tem or their resignation as Committee member.

Paragraph II - Committee members should fulfill the requirements of the applicable law, including, but not limited to, independence, finance and accounting technical knowledge. Preferably, at least one Committee member should qualify as financial expert, as defined by Securities and Exchange Comission ("SEC").

Article 5 – In case of a vacant position or impediment of one of the members, another member will substitute him/her, assuming all roles until the Board of Directors nominates a substitute to complete the term.

CHAPTER IV

MEETINGS

Article 6 — The Committee shall hold ordinary meetings every 90 (ninety) days and extraordinary meetings at any moment, when convened by any of its members. The Committee meetings may be held in person or through conference calls, the agenda shall be defined by the Chairperson after consultation with the other members. The agenda and the information available to be discussed by the Committee should be provided to its members at least 02 (02) days in advance.

Article 7 — The minimum quorum for the Committee meetings is two current members.

Paragraph I - When the meeting takes place with all its members, the decisions will be reached through majority vote.

Paragraph II - When the meeting takes place according to what is described in this chapter's 'caput' and there is a deadlock in the voting, the Chairperson will have the casting vote; if he/she is present will have two votes and if he/she is not present, will issue his/her vote in writing within 5 days after the meeting has been held.

Paragraph III - The Committee meetings will be chaired by its Chairperson and, in his/her absence, by a member appointed by him/her.

CHAPTER V

GENERAL DISPOSITIONS

Article 8 — Queries related to the application of these Provisions will be answered after analysis of the provisions of the Sarbanes- Oxley law, SEC’s regulations, New York Stock Exchange and CVM (the Brazilian Securities Commission) with the participation of hired legal experts, if necessary.

Article 9 — The Committee is in charge of supervising, but it is the CBD’s Management’s responsibility to produce consolidated financial statements according to the applicable rules and it is the Independent Auditors’ responsibility to audit the referred statements. This way, each member of the Committee may rely on the integrity of internal or external personnel and organizations that have provided him/her with information, as well as on the accuracy of financial information or information of any other nature, in the broadest way allowed by the law.